NYSE: VZLA TSX-V: VZLA

FOR IMMEDIATE RELEASE	FEBRUARY 20, 2024

VIZSLA SILVER ANNOUNCES FILING OF UPDATED TECHNICAL REPORT

Vancouver, British Columbia (February 20, 2024) - Vizsla Silver Corp. (NYSE: VZLA) (TSX-V: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that, further to its news release dated January 8, 2024, it has filed on SEDAR+ an independent technical report (the "Technical Report") containing an updated mineral resource estimate on the Company's Panuco silver-gold project. The Technical Report has an effective date of September 1, 2023 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Allan Armitage, Ph. D., P. Geo., and Ben Eggers, MAIG, P.Geo. of SGS Geological Services and Peter Mehrfert, P.Eng of Ausenco.

The Technical Report can be found under the Company's profile on SEDAR+ (www.sedarplus.ca) and is also available on the Company's website (www.vizslasilvercorp.ca).

Qualified Person

The independent Qualified Person for the updated mineral resource estimate is by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services, who has reviewed and approved the contents of this release. In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer
Tel: (604) 364-2215
Email: info@vizslasilver.ca
Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

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These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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